Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2026 FIRST QUARTER FINANCIAL RESULTS
AND PROVIDES CORPORATE UPDATE

REHOVOT, Israel, May 29, 2026 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and medical aesthetics company developing innovative technologies and products based on its non-animal-derived recombinant human collagen (rhCollagen) for tissue regeneration and medical aesthetics applications, today announced financial results for the first quarter of 2026 and provided a corporate update.

“In the first quarter of 2026, we initiated discussions with several leading strategic players to explore potential collaborations, primarily in the medical aesthetics field,” said Yehiel Tal, Chairperson and Chief Executive Officer of CollPlant Biotechnologies. “These discussions are focused on the potential joint development and commercialization of next-generation dermal filler product candidates incorporating CollPlant’s rhCollagen technology in combination with hyaluronic acid and additional components. We are actively advancing these discussions and, while no assurance can be provided, remain encouraged by the level of interest and the progress achieved to date.”

Mr. Tal continued: “CollPlant is also advancing development of its next-generation photocurable dermal filler platform based on rhCollagen technology, designed to provide immediate structural support together with the potential for long-term tissue regeneration. The product candidate, currently in the final preclinical stage, is intended to address age-related volume loss and facial changes associated with significant weight reduction. During the quarter, the Korean Patent Office granted CollPlant a patent covering key aspects of the photocurable dermal filler technology, further strengthening our intellectual property portfolio in regenerative aesthetics.”

“The Company is planning to establish a broader portfolio of regenerative dermal and soft tissue fillers and is targeting initiation of clinical studies within the next two years. In parallel, we are actively engaging with potential strategic partners to support the next phase of development and future commercialization activities.”

“With respect to our 3D bioprinting activities, during the first quarter we launched BioFlex, a ready-to-print rhCollagen-based kit optimized for high-resolution DLP bioprinting applications. BioFlex is designed to support advanced tissue modeling, drug discovery, and regenerative medicine research applications.”

Mr. Tal concluded: “The medical aesthetics market continues to seek safe and innovative solutions capable of delivering improved clinical outcomes and enhanced patient experience. We believe CollPlant’s non-animal rhCollagen technology is uniquely positioned to address this need through regenerative approaches aimed at tissue rejuvenation and restoration. The strong interest we are receiving from potential partners further supports our confidence in the value and differentiation of our platform.”

Eran Rotem, Deputy CEO and Chief Financial Officer, added: “In parallel with our ongoing operational and development activities, we have initiated a process to evaluate strategic alternatives aimed at maximizing shareholder value. This process includes assessment of a broad range of opportunities, including potential acquisitions, strategic transactions, and other business combination opportunities”.

CollPlant has not established a definitive timetable for this process, nor has it made any decisions regarding a specific strategic transaction at this time. The Company does not intend to provide further updates unless a disclosure is required by law or deemed necessary.

First Quarter 2026 Financial Results

GAAP revenues for the first quarter ended March 31, 2026, were $73,000, compared to $2.1 million for the first quarter ending March 31, 2025. This decrease was primarily due to a $2.0 million development milestone payment from a former business collaborator, which was recognized as revenue in Q1 2025 and did not recur in the current period.

GAAP cost of revenues for the first quarter ended March 31, 2026, was $316,000, compared to $188,000 for the first quarter ended March 31, 2025. This $128,000 increase was primarily driven by approximately $183,000 in fixed production facility costs expensed directly to cost of revenues, rather than capitalized into inventory, due to underutilized capacity during the period. This increase was partially offset by a $59,000 decrease in royalty expenses.

GAAP gross loss for the first quarter ending March 31, 2026, was $243,000, compared to a gross profit of $1.9 million for the first quarter ending March 31, 2025.

GAAP operating expenses for the first quarter ending March 31, 2026, were $2.9 million, compared to $3.5 million, for the first quarter ending March 31, 2025. The decrease of approximately $643,000 is mainly related to the Company’s cost reduction plan with: (i) a $217,000 decrease in the workforce expenses, (ii) a $257,000 decrease in research and development subcontractors expenses and materials expenses, and (iii) a $105,000 reduction in general and administrative public company expenses. On a non-GAAP basis, the operating expenses for the first quarter ending March 31, 2026, were $2.7 million, compared to $3.1 million for the first quarter ending March 31, 2025. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the first quarter ending March 31, 2026, totaled $18,000, compared to $196,000 for the first quarter ending March 31, 2025. The decrease in financial income, net, is due to a decrease in interest received and exchange rate differences.

GAAP net loss for the first quarter ending March 31, 2026, was $3.1 million, or $0.23 basic loss per share, compared to a net loss of $1.5 million, or $0.13 basic loss per share, for the first quarter ending March 31, 2025. Non-GAAP net loss for the first quarter ending March 31, 2026, was $2.9 million, or $0.21 basic loss per share, compared to $1.1 million loss, or $0.1 basic loss per share, for the first quarter ending March 31, 2025.

Balance Sheet and Cash Flow

The Company’s cash and cash equivalents balance as of March 31, 2026, was $4.3 million.

Net cash used in operating activities was $3.0 million during the first quarter ended March 31, 2026, compared to $1.2 million for the first quarter ended March 31, 2025. Cash used during the first quarter ended March 31, 2026, increased compared to the same quarter last year, primarily due to a development milestone achievement in Q1 2025 that triggered a $2.0 million revenue payment from a former business collaborator. In addition, we have undertaken targeted cost-cutting measures, including a reduction in headcount by approximately 50%, to streamline our operations and enhance financial discipline.

Net cash used in investing activities was $6,000 during the first quarter ending March 31, 2026, compared to $8,000 for the first quarter ending March 31, 2025.

Net cash provided by financing activities was $1.7 million for the first quarter ending March 31, 2026. There was no cash flow from financing activities during the first quarter ending March 31, 2025. The increase is attributed to our registered direct offering in February 2026, which resulted in net proceeds of $1.7 million.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2026	December 31, 2025
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$4,262	$5,591
Restricted deposit	365	359
Trade receivables, net	8	1
Inventories	679	573
Other accounts receivable and prepaid expenses	225	223
Total current assets	5,539	6,747
Non-current assets:
Restricted deposit	77	76
Operating lease right-of-use assets	2,235	2,426
Property and equipment, net	1,273	1,463
Intangible assets, net	59	73
Total non-current assets	3,644	4,038
Total assets	$9,183	$10,785

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2026	December 31, 2025
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$635	$610
Operating lease liabilities	794	814
Accrued liabilities and other payables	1,013	1,248
Total current liabilities	2,442	2,672
Non-current liabilities:
Operating lease liabilities	1,855	2,032
Total non-current liabilities	1,855	2,032
Total liabilities	4,297	4,704

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2026 (unaudited) and December 31, 2025; issued and outstanding: 14,423,253 and 12,803,006 ordinary shares as of March 31, 2026 (unaudited) and December 31, 2025, respectively	6,265	5,492
Additional paid in capital	127,526	126,397
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(127,936)	(124,839)
Total shareholders’ equity	4,886	6,081
Total liabilities and shareholders’ equity	$9,183	$10,785

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 30
	2026	2025
Revenues	$73	$2,055
Cost of revenues	316	188
Gross profit (loss)	(243)	1,867

Operating expenses:
Research and development	1,678	2,105
General, administrative and marketing	1,194	1,410
Total operating loss	(3,115)	(1,648)
Financial income, net	18	196
Net loss	$(3,097)	$(1,452)
Basic and diluted net loss per ordinary share	$(0.23)	$(0.13)
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	13,747,204	11,454,512

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(3,097)	$(1,452)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	210	244
Share-based compensation to employees and consultants	180	382
Exchange differences on cash and cash equivalents and restricted cash	(10)	6
Accrued interest	(4)	(3)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(7)	150
Increase in inventories	(103)	(231)
Increase in other accounts receivables and prepaid expenses	(2)	(7)
Decrease in operating lease right-of-use assets	177	165
Increase (decrease) in trade payables	25	(100)
Decrease in operating lease liabilities	(183)	(225)
Decrease in accrued liabilities and other payables	(235)	(96)
Net cash used in operating activities	(3,049)	(1,167)
Cash flows from investing activities:
Purchase of property and equipment	(6)	(9)
Proceeds from sale of property and equipment	-	1
Net cash used in investing activities	(6)	(8)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	1,719	-
Net cash provided by financing activities	1,719	-
Effect of exchange rate changes on cash and cash equivalents	7	1
Net decrease in cash and cash equivalents	(1,329)	(1,174)
Cash and cash equivalents at the beginning of the period	5,591	11,909

Cash and cash equivalents at the end of the period	$4,262	$10,735

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2026	2025
Supplemental discloser of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$(14)	$(13)
Capitalization of share-based compensation to inventory	$3	$2

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Three months ended March 31,
	2026	2025

GAAP operating expenses:	$2,872	$3,515

Change of operating lease accounts	24	4
Share-based compensation to employees, directors and consultants	(180)	(382)
Non-GAAP operating expenses:	2,716	3,137

GAAP operating loss	(3,115)	(1,648)
Change of operating lease accounts	(24)	(4)
Share-based compensation to employees, directors and consultants	180	382
Non-GAAP operating loss	(2,959)	(1,270)

GAAP Net loss	(3,097)	(1,452)
Change of operating lease accounts	(6)	(60)
Share-based compensation to employees, directors and consultants	180	382
Non-GAAP Net loss	$(2,923)	$(1,130)
GAAP basic and diluted loss per ordinary share	$(0.23)	$(0.13)
NON- GAAP basic and diluted loss per ordinary share	$(0.21)	$(0.10)

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2026 and 2025 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the first quarter ended March 31, 2026, are presented in accordance with generally accepted accounting principles in the U.S.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, including its evaluation of strategic alternatives, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; uncertainties regarding the Company’s evaluation of strategic alternatives, including whether or when any acquisition, strategic transaction, business combination or other opportunity may be pursued or consummated, the terms of any such transaction, and the potential impact of any such transaction or other strategic alternative on the Company, its business, financial condition, results of operations and shareholders; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to dermal and tissue fillers, breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

+ 972-73-2325600

Eran@collplant.com